Exhibit 1.2
Vodafone Group Plc
U.S.$1,250,000,000 4.150% Notes due June 2014
U.S.$1,250,000,000 5.450% Notes due June 2019
I, Neil Garrod, Director of Treasury of Vodafone Group Plc (the “Company”), pursuant to resolutions duly adopted by the Board of Directors of the Company on November 4, 2008, whereby, inter alia, certain officers of the Company were authorized to approve on behalf of the Company the terms of an issue of U.S.$1,250,000,000 aggregate principal amount of its 4.150% Notes due June 2014, executed and delivered in substantially the forms attached hereto as Exhibits A, B and C (the “Tranche 1 Notes”), and an issue of U.S.$1,250,000,000 aggregate principal amount of its 5.450% Notes due June 2019, executed and delivered in substantially the forms attached hereto as Exhibits D, E and F (the “Tranche 2 Notes,” and, together with the Tranche 1 Notes, the “Notes”), HEREBY APPROVE AND CONFIRM the terms set forth below and in Exhibit G hereto:
Tranche 1 Notes
The terms set forth with respect to the Tranche 1 Notes in Exhibits A, B and C.
The Tranche 1 Notes will be issued in fully registered form and will be represented by three Global Securities, which will be registered in the name of The Depository Trust Company’s nominee, Cede & Co.
Tranche 2 Notes
The terms set forth with respect to the Tranche 2 Notes in Exhibits D, E and F.
The Tranche 2 Notes will be issued in fully registered form and will be represented by three Global Securities, which will be registered in the name of The Depository Trust Company’s nominee, Cede & Co.
Terms applicable to each of the Notes:

Place of Payment, Paying Agent:	The Bank of New York Mellon
Corporate Trust Office
101 Barclay Street
New York, NY 10286

The Bank of New York Mellon
40th Floor
One Canada Square
London
E14 5AL

Notices and Demands to Company:	Vodafone Group Plc
Vodafone House
The Connection
Newbury
Berkshire RG14 2FN, England

Or

CT Corporation System
111 8th Avenue
13th Floor
New York, NY 10011

Other Terms of the Notes:	The other terms of the Notes shall be substantially as set forth in the Indenture, dated February 10, 2000, the Base Prospectus dated July 31, 2007, and the Prospectus Supplement, dated June 3, 2009 (the “Prospectus Supplement”), relating to the Securities and the forms of the notes attached hereto as Exhibits A through F.

Dated: June 10, 2009
/s/	Neil Garrod

Name:	Neil Garrod
Title:	Director of Treasury

Exhibit G
DESCRIPTION OF THE NOTES
4.150% Notes due June 2014 (the “Tranche 1 Notes”)

Maturity Date:	We will repay the Tranche 1 Notes on June 10, 2014 at 100% of their principal amount plus accrued interest.

Issue Date:	June 10, 2009.

Issue Price:	99.933% of the principal amount, plus accrued interest, if any, from and including June 10, 2009, if delivery occurs after that date.

Interest Rate:	4.150% per annum.

Interest Payment Dates:	Semi-annually on June 10 and December 10 of each year, commencing December 10, 2009, up to and including the maturity date for the Tranche 1 Notes, subject to the applicable business day convention.

Business Day Convention:	Following.

Day Count Fraction:	30/360.

Optional Make-Whole Redemption:	We have the right to redeem the Tranche 1 Notes, in whole or in part, at any time and from time to time at a redemption price equal to the greater of (1) 100% of the principal amount of such Notes plus accrued interest to the date of redemption and (2) as determined by the quotation agent, the sum of the present values of the remaining scheduled payments of principal and interest on such Notes (excluding any portion of such payments of interest accrued as of the date of redemption) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the adjusted treasury rate, plus 30 basis points, together with accrued interest to the date of redemption.

5.450% Notes due June 2019 (the “Tranche 2 Notes” and, together with the Tranche 1 Notes, the “Notes”)

Maturity Date:	We will repay the Tranche 2 Notes on June 10, 2019 at 100% of their principal amount plus accrued interest.

Issue Date:	June 10, 2009.

Issue Price:	99.741% of the principal amount, plus accrued interest, if any, from and including June 10, 2009, if delivery occurs after that date.

Interest Rate:	5.450% per annum.

Interest Payment Dates:	Semi-annually on June 10 and December 10 of each year, commencing December 10, 2009, up to and including the maturity date for the Tranche 2 Notes, subject to the applicable business day convention.

Business Day Convention:	Following.

Day Count Fraction:	30/360.

Optional Make-Whole Redemption:	We have the right to redeem the Tranche 2 Notes, in whole or in part, at any time and from time to time at a redemption price equal to the greater of (1) 100% of the principal amount of such Notes plus accrued interest to the date of redemption and (2) as determined by the quotation agent, the sum of the present values of the remaining scheduled payments of principal and interest on such Notes (excluding any portion of such payments of interest accrued as of the date of redemption) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the adjusted treasury rate, plus 30 basis points, together with accrued interest to the date of redemption.

The following terms apply to each of the Notes:

Business Days:	New York.

Ranking:	The Notes will rank equally with all present and future unsecured and unsubordinated indebtedness of Vodafone. Because we are a holding company, the Notes will effectively rank junior to any indebtedness or other liabilities of our subsidiaries.

Regular Record Dates for Interest:	With respect to each interest payment date, the date that is 15 calendar days prior to such date, whether or not such date is a business day.

Payment of Additional Amounts:	We intend to make all payments on the Notes without deducting United Kingdom (U.K.) withholding taxes. If any deduction is required on payments to non-U.K. investors, we will pay additional amounts on those payments to the extent described under “Description of Debt Securities We May Offer — Payment of Additional Amounts” in the prospectus.

Optional Tax Redemption:	We may redeem the Notes before they mature if we are obligated to pay additional amounts due to changes on or after the date of the final term sheet in U.K. withholding tax requirements, a merger or consolidation with another entity or a sale or lease of substantially all our assets and other limited circumstances described under “Description of Debt Securities We May Offer—Payment of Additional Amounts” in the prospectus. In that event, we may redeem the Notes in whole but not in part on any interest payment date, at a price equal to 100% of their principal amount plus accrued interest to the date fixed for redemption.

Adjusted Treasury Rate:	“Adjusted treasury rate” means, with respect to any redemption date, the rate per year equal to the semi-annual equivalent yield to maturity of the comparable treasury issue, assuming a price for the comparable treasury issue (expressed as a percentage of its principal amount) equal to the comparable treasury price for such redemption date.

“Comparable treasury issue” means the U.S. Treasury security selected by the quotation agent as having a maturity comparable to the remaining term of such notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining terms of such notes.

“Comparable treasury price” means, with respect to any redemption date, the average of the reference treasury dealer quotations for such redemption date.

“Quotation agent” means the reference treasury dealer appointed by the trustee after consultation with us. “Reference treasury dealer” means any primary U.S. government securities dealer in New York City selected by the trustee after consultation with us.

“Reference treasury dealer quotations” means with respect to each reference treasury dealer and any redemption date, the average, as determined by the trustee, of the bid and asked prices for the comparable treasury issue (expressed as a percentage of its principal amount) quoted in writing to the trustee by such reference treasury dealer at 5:00 p.m. Eastern Standard Time on the third business day preceding such redemption date.

Listing:	We will file an application to list the Notes on the New York Stock Exchange. We expect that the Notes will be eligible for trading on the New York Stock Exchange within 30 days after delivery of the Notes.

Use of Proceeds:	We intend to use the net proceeds from the sale of the Notes for general corporate purposes. General corporate purposes may include working capital, the repayment of existing debt (including debt of acquired companies), financing capital investments or acquisitions and any other purposes. We may temporarily invest funds that we do not need immediately for these purposes in short-term marketable securities.

Risk Factors:	You should carefully consider all of the information in the prospectus supplement and the prospectus, which includes information incorporated by reference. In particular, you should evaluate the specific factors under “Risk Factors” beginning on page 5 of the prospectus and “Principal risk factors and uncertainties” beginning on page 38 of our Annual Report on Form 20-F for the fiscal year ended March 31, 2009 for risks involved with an investment in the Notes.

Recent Developments:	On May 29, 2009, Vodafone announced the issuance, for settlement on June 5, 2009, of £600 million of 5.375% notes with a maturity of December 5, 2017.

Trustee and Principal Paying Agent:	The Bank of New York Mellon.

Timing and Delivery:	We currently expect delivery of the Notes to occur on or about June 10, 2009.

Underwriters:	Barclays Capital Inc., Goldman, Sachs & Co., HSBC Securities (USA) Inc. and Morgan Stanley & Co. Incorporated.